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                                   EXHIBIT 6

                            Letter Agreement between
                        Quad-C, Inc. and Larry J. Harris
                              dated March 12, 1998





Mr. Larry J. Harris
10221 Southwest 143rd Street
Miami, Florida 33176


Dear Larry:

     Reference is made to our letter to you dated the date hereof with respect to our proposal in connection with your bid to acquire Pollo Tropical, Inc. This letter agreement confirms your agreement that in recognition of the undertaking set forth in our proposal and the effort and expense we will be incurring with respect thereto, you will work exclusively with Quad-C, Inc., and Quad-C, Inc. will work exclusively with you, in seeking to effect the acquisition, unless and until this letter agreement is terminated.

     You further agree that, if there is a public announcement that the Board of Directors of Pollo Tropical, Inc. has formed a Special Committee to consider your offer, in the event an agreement of sale, merger or recapitalization is entered into by Pollo Tropical, Inc. within 90 days of the date hereof with a party other than Quad-C, Inc. providing for the conversion of the outstanding common stock of Pollo Tropical, Inc. into cash or securities of another issuer and such transaction is consummated at an effective price per share above $10.00, then upon consummation of such transaction you shall pay to Quad-C, Inc. the lesser of (i) Quad-C, Inc.'s reasonable documented direct out-of-pocket expenses, including expenses paid by Quad-C, Inc. to its financial, legal and other advisors, in connection with this transaction, or (ii) (A) 50% of the proceeds received by you in excess of $10.00 per share in connection with the conversion of Pollo Tropical, Inc. common stock held by you in such transaction, minus (B) $375,000.


                              Page 19 of 20 Pages
                            Exhibit Index on Page 9

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Mr. Larry J. Harris
Page 2



     This letter agreement will terminate upon the earlier to occur of (i) termination by Quad-C, Inc. of its proposal for the acquisition of Pollo Tropical, Inc. or (ii) 60 days from the date hereof. Each of the parties agrees to negotiate in good faith during the next 60 days to reach a mutually satisfactory agreement regarding the terms of a transaction between you and the undersigned.


                                                        Sincerely,


                                                        /s/ Edward T. Harvey
                                                        ------------------------
                                                        Edward T. Harvey

Agreed:


/s/ Larry J. Harris
-------------------------------
Larry J. Harris


                              Page 20 of 20 Pages
                            Exhibit Index on Page 9